Exhibit 99.1

Alliance-HNI L.L.C. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2004 and 2003 and the Consolidated Statements of Operations and Comprehensive Income, Changes in Members’ Capital, and Cash Flows for Each of the Three Years in the Period Ended December 31, 2004 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Alliance-HNI, L.L.C.

We have audited the accompanying consolidated balance sheets of Alliance-HNI, L.L.C. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income, changes in members’ capital and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alliance-HNI, L.L.C and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Costa Mesa, California
April 15, 2005

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,841,000	$840,000
Accounts receivable, net of allowance for doubtful accounts of $543,000 in 2004 and $103,000 in 2003	3,620,000	3,259,000
Other current assets	335,000	412,000
Total current assets	5,796,000	4,511,000
PROPERTY AND EQUIPMENT—At cost:
Land	40,000	40,000
Equipment	27,390,000	21,588,000
Less accumulated depreciation	(9,415,000)	(6,684,000)
Property and equipment—net	18,015,000	14,944,000
EQUIPMENT DEPOSITS	—	155,000
INVESTMENT IN UNCONSOLIDATED INVESTEES	21,000	25,000
INVESTMENT IN DIRECT FINANCING LEASE, net of unearned income of $70,000 in 2004 and $85,000 in 2003	881,000	1,071,000
OTHER ASSETS, Net of accumulated amortization of $20,000 in 2004 and $230,000 in 2003	390,000	282,000
TOTAL	$25,103,000	$20,988,000
LIABILITIES AND MEMBERS’ CAPITAL
CURRENT LIABILITIES:
Accounts payable	$98,000	$75,000
Accrued equipment payments	1,700,000	—
Other liabilities	970,000	1,042,000
Current portion of long-term debt and capital lease obligations	5,111,000	3,662,000
Total current liabilities	7,879,000	4,779,000
INTEREST RATE SWAP	65,000	190,000
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS—Net of current portion	7,251,000	8,508,000
Total liabilities	15,195,000	13,477,000
COMMITMENTS AND CONTINGENCIES (Note 4)
MEMBERS’ CAPITAL	9,908,000	7,511,000
TOTAL	$25,103,000	$20,988,000

See accompanying notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
REVENUES	$23,210,000	$18,141,000	$14,545,000
COSTS AND EXPENSES:
Cost of revenues, excluding depreciation and amortization	12,016,000	8,703,000	6,602,000
Selling, general and administrative expenses	970,000	277,000	411,000
Depreciation expense	2,731,000	2,510,000	1,791,000
Amortization expense	7,000	13,000	13,000
Interest expense—net	479,000	641,000	635,000
Other (income) and expense—net	1,000	(2,000)	22,000
Total costs and expenses	16,204,000	12,142,000	9,474,000
Income before (earnings) losses from unconsolidated investee	7,006,000	5,999,000	5,071,000
(Earnings) losses from unconsolidated investee	4,000	3,000	(4,000)
NET INCOME	$7,002,000	$5,996,000	$5,075,000
COMPREHENSIVE INCOME:
Net income	$7,002,000	$5,996,000	$5,075,000
Comprehensive income—change in fair value of derivative instruments	125,000	180,000	2,000
COMPREHENSIVE INCOME	$7,127,000	$6,176,000	$5,077,000

See accompanying notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

				Accumulated
	Members’	Cumulative	Cumulative	Comprehensive
	Capital	Earnings	Distributions	Loss	Total
MEMBERS’ CAPITAL—January 1, 2002	$130,000	$28,173,000	$(22,973,000)	$(372,000)	$4,958,000
Net income		5,075,000			5,075,000
Comprehensive income				2,000	2,000
Distributions to members			(4,400,000)		(4,400,000)
MEMBERS’ CAPITAL—December 31, 2002	130,000	33,248,000	(27,373,000)	(370,000)	5,635,000
Net income		5,996,000			5,996,000
Comprehensive income				180,000	180,000
Distributions to members			(4,300,000)		(4,300,000)
MEMBERS’ CAPITAL—December 31, 2003	130,000	39,244,000	(31,673,000)	(190,000)	7,511,000
Net income		7,002,000			7,002,000
Comprehensive income				125,000	125,000
Distributions to members			(4,730,000)		(4,730,000)
MEMBERS’ CAPITAL—December 31, 2004	$130,000	$46,246,000	$(36,403,000)	$(65,000)	$9,908,000

See accompanying notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,002,000	$5,996,000	$5,075,000
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	558,000	—	—
Depreciation and amortization	2,738,000	2,523,000	1,804,000
Equity in earnings of partnerships	(4,000)	(3,000)	4,000
(Gain) loss on sale of equipment	1,000	(2,000)	22,000
Changes in operating assets and liabilities:
Accounts receivable	(919,000)	(1,368,000)	(164,000)
Other current assets	77,000	(136,000)	(127,000)
Other assets	187,000	29,000	(29,000)
Accounts payable	23,000	(101,000)	(41,000)
Other liabilities	(72,000)	580,000	(488,000)
Net cash provided by operating activities	9,591,000	7,518,000	6,056,000
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(4,103,000)	(200,000)	(3,087,000)
Proceeds from sale of equipment	—	19,000	469,000
Payments for certificates of need and construction costs	(104,000)	(85,000)	(76,000)
Decrease in deposits on equipments	155,000	—	—
Net cash used in investing activities	(4,052,000)	(266,000)	(2,694,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on long-term debt	(3,804,000)	(3,440,000)	(1,963,000)
Proceeds from long-term debt	3,996,000	—	2,488,000
Distributions to members	(4,730,000)	(4,300,000)	(4,400,000)
Net cash used in financing activities	(4,538,000)	(7,740,000)	(3,875,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,001,000	(488,000)	(513,000)
CASH AND CASH EQUIVALENTS—Beginning of year	840,000	1,328,000	1,841,000
CASH AND CASH EQUIVALENTS—End of year	$1,841,000	$840,000	$1,328,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for interest	$566,000	$641,000	$650,000
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Capital lease obligations for the acquisition of equipment	$—	$5,949,000	$—
Investment in direct financing lease of previously capitalized leased equipment	$—	$1,095,000	$—
Change in fair market value of derivative instrument	$125,000	$180,000	$2,000
Accrued liability for acquisition of equipment	$1,700,000	$—	$—

See accompanying notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

1.   ORGANIZATION

Alliance-HNI, L.L.C. (the “Company”) was originally formed under the name of MCIC-HNI as a general partnership on September 10, 1986, with the execution of a Joint Venture Agreement between Medical Consultants Imaging, Co. (“MCIC”) and Hospital Network, Inc. (“HNI”). The Joint Venture Agreement was amended from time to time, and on November 20, 1997, MCIC-HNI converted into a limited liability company with no interruption of its legal existence. The Articles of Organization of the Company, which provide for perpetual existence, were amended effective October 1, 1998 to change the name of the Company to its current name. The Company provides magnetic resonance imaging (MRI), positron emission tomography/computed tomography (“PET/CT”) and computed tomography (“CT”) services to hospitals in the State of Michigan under the assumed name of Alliance-HNI Health Care Services.

MCIC, an Ohio partnership, and HNI, a Michigan corporation, were the joint venture partners, each contributing initial capital of $65,000 for a 50% interest in the joint venture. Alliance Imaging, Inc. (“Alliance”) purchased MCIC on November 21, 1997 and, therefore, acquired MCIC’s interest in the joint venture.

Alliance-HNI Leasing Co. (“L.L.C.”) was originally formed under the name of MCIC-HNI Leasing Co., L.L.C. On October 2, 1996, the Company formed the L.L.C., a related company, in which it holds a 98% interest. The remaining 2% is owned equally by Alliance and HNI, the previously mentioned joint venture partners. The Articles of Organization of the L.L.C. were amended effective October 6, 1999 to change the name of the company to its current name. The Company’s allocation of the L.L.C.’s net income for the years ended December 31, 2004, 2003 and 2002 was $130,000, $117,000 and $94,000, respectively, and is included in the Company’s consolidated statements of operations for the years ended at December 31, 2004, 2003 and 2002. At December 31, 2004, 2003 and 2002, the minority interest equity was $459,000, $329,000 and $212,000, respectively, and is included in members’ capital. The L.L.C. is organized as a limited liability company to provide MRI, PET/CT and CT diagnostic imaging equipment to hospitals and outpatient clinics in the State of Michigan.

On December 11, 2001, the Company formed Diagnostic Imaging Associates-April, L.L.C. (“DIAA”), a related company, in which it holds a 28.57% interest. The Company’s investment earnings (loss) from DIAA for the years ended December 31, 2004, 2003 and 2002 was ($4,000), ($3,000) and $4,000, respectively. The Company accounts for its investment in DIAA under the equity method. DIAA is organized as a limited liability company to provide MRI diagnostic imaging equipment to its members.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and L.L.C. Intercompany balances have been eliminated in consolidation.

Cash and Cash Equivalents—The Company considers short-term investments with original maturities of three months or less to be cash equivalents.

Revenues and Accounts Receivable—The majority of the Company’s revenues are derived from healthcare providers and are primarily for imaging services. The Company also generates revenue from management contracts. All revenue is recognized at the time the delivery of imaging service has occurred and collectibility is reasonably assured. Substantially all of the Company’s trade accounts receivable are due from hospitals located in Michigan. Revenues from the Company’s largest customer accounted for 6%, 9% and 10% of net revenues in 2004, 2003 and 2002, respectively. Trade accounts receivable from the largest customer aggregated 8% and 9% of total trade accounts receivable at December 31, 2004 and 2003, respectively. The Company also has other receivables from revenue generated from management contracts. Revenues from management contracts at December 31, 2004, 2003, and 2002 accounted for 16%, 10%, and 12% of total net revenues. At December 31, 2004 and 2003 other receivables from management contracts totaled $1,100,000, and $548,000, respectively. The largest other receivable from management contracts was from DIAA, which aggregated 56% and 37% of total other receivables at December 31, 2004 and 2003, respectively. The Company performs credit evaluations of its customers and generally does not require collateral.

Concentration of Credit Risk—Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents and trade receivables. The Company invests available cash in money market securities of high credit quality financial institutions. At December 31, 2004 and 2003, cash in excess of federally insured limits amounted to approximately $1,641,000 and $640,000, respectively. At December 31, 2004 and 2003, the Company’s accounts receivable were primarily from clients in the health care industry. The Company also has other receivables from revenue generated from management contracts. At December 31, 2004, the Company has a bad debt allowance of $518,000 for two management contracts for billings which have been deemed uncollectible. To reduce credit risk, the Company performs periodic credit evaluations of its clients but does not generally require advance payments or collateral. Credit losses to clients in the health care industry have not been material.

Equipment—Equipment is stated at cost and is generally depreciated to estimated residual value using the straight-line method over initial estimated lives of three to seven years. Routine maintenance and repairs are charged to expense as incurred. Major repairs and purchased software and hardware upgrades, which extend the life of, or add value to, the equipment, are capitalized and depreciated over the remaining useful life.

Other Assets—At December 31, 2004 and 2003, other assets included costs incurred to obtain Certificates of Need and to secure MRI service agreements with hospitals. These costs are amortized on a straight-line basis over the length of the specific hospital service contracts, which extend over three to five years. The net unamortized balance of these costs was $390,000 and $280,000 at December 31, 2004 and 2003, respectively. In addition, at December 31, 2003, other assets included $18,000 of construction allowances provided by Alliance-HNI, L.L.C. to hospitals in conjunction with entering into a service contract. The allowances are provided to offset the cost of installing service pads at the hospitals to facilitate installation of the Company’s MRI equipment. These allowances are capitalized at the inception of the service contracts and amortized on a straight-line basis over the length of the related contracts, which extend over three to five years. The net unamortized balance of these costs was $0 and $1,000 at December 31, 2004 and 2003, respectively.

Long-Lived Assets—The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is performed at the lowest level at which net cash flows can be directly attributable to long-lived assets and is performed on an undiscounted basis. For any assets identified as impaired, the Company measures the impairment as the amount by which the carrying value of the asset exceeds the fair value of the asset. In estimating the fair value of the asset, management utilizes a valuation technique based on the present value of expected future cash flows.

Income Taxes—The Company is a limited liability company whereby its income is included in the taxable income of the members; therefore, no provision has been made for income taxes in the accompanying consolidated financial statements.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications—Certain prior year amounts have been reclassified to conform to the 2004 presentation.

Derivatives—The Company accounts for derivative instruments and hedging activities in accordance with the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Hedging Activities” (SFAS 138”), an amendment of SFAS 133. On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure. The Company does not enter into derivative instruments that do not qualify as cash flow hedges as described in SFAS 133 and SFAS 138. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the firm commitment or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships, both at the hedge inception and on an ongoing basis, in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated or exercised, (iii) when the derivative is designated as a hedge instrument, because it is probable that the forecasted transaction will not occur, (iv) because a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. The Company’s derivatives are recorded on the balance sheet at their fair value. For derivatives accounted for as cash flow hedges any unrealized gains or losses on fair value are included in other comprehensive income net of tax.

Recent Accounting Pronouncements—In January 2003, the FASB issued EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”). This guidance clarifies when an investment accounted for in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” and SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. We adopted the disclosure requirements of EITF 03-01, however the recognition and measurement provisions of the standard have been deferred.

In November 2003, the FASB issued EITF 03-16, “Accounting for Investments in Limited Liability Companies” (“EITF 03-16”). This issue states that an investment in a limited liability company (“LLC”) that maintains a “specific ownership account” for each investor, similar to a partnership capital account structure, should be viewed as similar to an investment in a limited partnership for purposes of determining whether a noncontrolling investment in an LLC should be accounted for using the cost method or the equity method. Therefore, the provisions of Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures,” and related guidance, including Topic No. D-46, “Accounting for

Limited Partnership Investments,” also apply to such LLCs. EITF 03-16 is effective for reporting periods beginning after June 15, 2004. The adoption of EITF 03-16 did not have a material impact on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” (“SFAS 153”), which is an amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” (“APB 29”). This statement addresses the measurement of exchanges of nonmonetary assets, and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets as defined in paragraph 21(b) of APB 29, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company believes the adoption of SFAS 153 will not have a material impact on its consolidated financial position or results of operations.

3.    LONG-TERM DEBT

Long-term debt consists of the following at December 31:

	2004	2003
Notes payable to National City Bank, due in various installments through January 2010, at interest rates between 3.99% and 8.72% per annum	$10,768,000	$4,858,000
Capital lease obligations payable to lessor, due in various installments through June 2008, at an imputed interest rate of 4.11%	1,594,000	7,312,000
Long-term debt, including current maturities	12,362,000	12,170,000
Less current maturities	5,111,000	3,662,000
Long-term debt	$7,251,000	$8,508,000

The notes payable to the bank are collateralized by equipment with an aggregate book value of $16,953,000. The notes contain restrictive covenants which limit distributions based on cash flow coverage, require a minimum net worth, a minimum current ratio and a maximum debt to EBITDA ratio. The Company is in compliance with these covenants at December 31, 2004.

Maturities of the notes payable as of December 31, 2004 are as follows:

Year Ending December 31
2005	$4,679,000
2006	3,291,000
2007	1,910,000
2008	670,000
2009	218,000
$10,768,000

Maturities of the capital lease obligations as of December 31, 2004 are as follows:

Year Ending December 31
2005	$490,000
2006	490,000
2007	490,000
2008	244,000
Total capital lease payments	1,714,000
Less amount representing interest	(120,000)
Present value of future minimum capital lease payments	$1,594,000

4.   COMMITMENTS AND CONTINGENCIES

The Company has one 36-month operating lease for tractor equipment and a programmed maintenance contract to service this tractor as of December 31, 2004. Future minimum rental payments under this agreement at December 31, 2004 are as follows:

2005	$3,000

Rent expense, which includes short-term equipment rentals, for the years ended December 31, 2004, 2003 and 2002 aggregated $2,405,000, $1,136,000 and $963,000, respectively.

5.   ACCUMULATED COMPREHENSIVE INCOME

The Company has entered into two interest rate swap agreements, which are stated at fair value. The first agreement terminated in 2003, along with the associated debt agreement. The second agreement has a notional amount of $2,130,000 as of December 31, 2004. This agreement terminates in 2006, along with the associated debt agreement. Under these arrangements, the Company receives the one-month London InterBank Offered Rate (“LIBOR”) and pays a fixed rate of 6.25% and 6.97%, respectively. The net effect of the hedges was to record interest expense at fixed rates of 7.92% and 8.72%, respectively, as the debt incurs interest based on one-month LIBOR plus 1.67% and 1.75%, respectively. For the year ended December 31, 2004, 2003 and 2002 the Company recorded a net settlement amount of $141,000, $211,000 and $246,000, respectively. The Company has designated these swaps as cash flow hedges of variable future cash flows associated with its long-term debt. Changes in the fair value of these interest rate swaps are recognized as comprehensive income. The Company will continue to record subsequent changes in fair value of the swaps through comprehensive income during the period these instruments are designated as hedges.

6.   INVESTMENT IN DIRECT FINANCING LEASE

In November 2003 the Company entered into an agreement to lease one of its MRI units. At inception of the agreement the Company had a note payable with National City Bank related to the unit. In connection with the agreement, the Company remained primarily responsible for the note payable, which is included in long-term debt at December 31, 2004 and 2003. This transaction has been treated as a direct financing lease in accordance with Statement of Financial Accounting Standard No. 13, Accounting for Leases. At inception of the lease the Company recorded an investment in direct financing lease of $1,095,000, net of unearned income of $86,000, representing the carrying value of the leased equipment. As of December 31, 2004 and 2003 the balance of the net investment in direct financing lease was $881,000 and $1,071,000, net of unearned income of $70,000 and $85,000, respectively.

The future minimum lease payments of the direct financing lease as of December 31, 2004 are as follows:

Year Ending
December 31
2005	$220,000
2006	237,000
2007	255,000
2008	239,000
Less: unearned income	(70,000)
$881,000

7.   RELATED PARTY TRANSACTIONS

HNI is partially owned by two hospitals, Oaklawn Hospital (“Oaklawn”) and Bronson Methodist Hospital (“Bronson”), that purchase imaging services from the Company. The Company earned imaging revenues from these hospitals totaling $ 774,000, $1,547,000 and $581,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Accounts receivable from Oaklawn and Bronson aggregated $61,000 and $56,000 at December 31, 2004 and 2003, respectively.

The Company has a management agreement with Alliance to provide certain services, including management of promotional and marketing activities, management of all financial activities and long-term strategic planning, which includes new product and service development and introduction. The Company paid management services fees to Alliance totaling $1,077,000, $937,000 and $771,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company purchases, on an as-needed basis, all technical, accounting, billing and other support services from Alliance. Other support services include development of informational databases for regulatory compliance. The Company paid $196,000, $166,000 and $118,000 for these services for the years ended December 31, 2004, 2003 and 2002, respectively. Other liabilities include $409,000 and $303,000 owed to Alliance at December 31, 2004 and 2003, respectively, for reimbursable expenses paid by Alliance on the Company’s behalf. These amounts are settled monthly.

The Company rented MRI and CT diagnostic imaging equipment to Alliance on an as-needed basis during 2004, 2003 and 2002. The equipment rental revenue totaled $66,000, $31,000 and $900,000 in 2004, 2003 and 2002, respectively.

The Company has a management agreement with HNI to provide certain services, including monitoring regulatory activities, maintaining current customer relations, developing prospective customers and developing new capital sources. Management fees paid totaled $445,000, $383,000 and $178,000 for the years ended December 31 2004, 2003 and 2002, respectively.

In 2001, the Company entered into a 60-month lease with DIAA to provide MRI diagnostic imaging equipment to DIAA. The lease revenue from DIAA totaled $545,000 in 2004, 2003 and 2002.

Beginning in 2001, the Company rented MRI diagnostic imaging equipment from DIAA on an as-needed basis. The equipment rental expense totaled $1,279,000, $879,000 and $825,000 in 2004, 2003 and 2002, respectively.

The Company manages DIAA and receives a management fee from DIAA. Management services include management of promotional and marketing activities, management of all financial activities and long-term strategic planning. DIAA paid $96,000 to the Company for management services for each of the years ended December 31, 2004, 2003 and 2002.

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